INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	May 31, 2017

Invictus MD’s Executive Chairman Provides a
Corporate Update

VANCOUVER, BC, May 31, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) Canada’s Cannabis Company, is pleased to provide a corporate update on the back of its recently closed bought deal financing, and reprises its vision to expand and solidify its cultivation portfolio.

"Following our successful financing with Canaccord Genuity Corp., Eventus Capital Corp., Echelon Wealth Partners Inc., GMP Securities L.P. and PI Financial Corp., including the over-allotment option, for aggregate gross proceeds of $25,008,750, Invictus MD is well capitalized and prepared for an exciting year of growth,” said Dan Kriznic, Executive Chairman, Invictus MD. “Led by one of the industry's most experienced teams, we are strongly focused on building our shareholder value. With 250 acres of cultivation space that stretches from Alberta to Ontario, allowing for purpose built production facilities rather than retrofitting existing buildings, we now have the largest land package in Canada for building cultivation facilities as demand increases and we will continue the disciplined but agile execution of our business strategy,” added Kriznic.

“When its management team visited TSX Venture Exchange (TSXV) on May 5, 2017 and opened the trading day, we shared that celebration with all those who have contributed to our success - especially our team, the board, advisers and investors," said Kriznic. “From our early beginnings three years ago, we had a clear goal and the desire to do something remarkable within this budding marketplace. We have always taken pride in knowing we’re working towards becoming a source of uncompromising quality of medical cannabis and to be ready for the future new recreational market upon legalization.

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INVICTUS MD Canada’s Cannabis Company

In early May, AB Ventures Inc. (“AB Ventures”), an incorporated company formed to develop a second licensed expansion facility through its common ownership with AB Laboratories Inc. (“AB Labs”) a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) which maintains a 16,000 square foot facility located near Hamilton, Ontario, closed its 100-acre land acquisition and once licensed under the ACMPR, will be used for future cannabis cultivation. To facilitate the construction of the initial 42,000 square foot cultivation facilities, with plans to construct additional production facilities on the new land totaling 100,000 square feet, Mr. Michael Alezane has been appointed construction manager. Considering the magnitude of AB Ventures’ land holdings and future production facilities, and assuming AB Ventures obtains a license to produce the quantity forecasted for the proposed facility, we will have the capacity for significant growth to keep pace with the growing medical and future recreational demand.

AB Labs, which has achieved full production capacity, recently conducted its first harvest with very favorable results and will shortly apply for its pre-sales inspection.

“The Company is focused on achieving increased production profile growth in the near future. Cultivation began earlier in the month at Acreage Pharms Ltd. (Acreage Pharms), a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”),” stated Trevor Dixon, President and CEO of Invictus MD. “Planning has begun for the Phase 2 build out; Acreage Pharms has an existing 6,800 square foot production facility with an expansion plan floor plate of 27,400 square feet, that sits on 150 acres of land in West Central Alberta. To facilitate the construction of Phase 2, Mr. Harmen Bangma has been appointed construction manager. “ Alberta has low cost of production as a result of low energy and water costs and provides the capability to construct facilities to meet the demand that the coming adult recreational marijuana use will create. Acreage Pharms also has plans to produce extracted or oil based products oils are rapidly gaining market share in the marijuana sector.

Invictus MDs’ wholly owned venture into consumer cannabis devices; Poda Technologies Ltd. (“Poda”), is set imminently for a spin out.

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INVICTUS MD Canada’s Cannabis Company

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp., Canada’s Cannabis Company, is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR including investment in the fully licensed facilities operated by AB Laboratories Inc. and Acreage Pharms Ltd.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Executive Chairman

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action; and the plans for completion of the Offering, expected use of proceeds and business objectives. In certain cases, Forward-Looking Information can be identified by the use of words and phrases such as "anticipates", "expects", "understanding", "has agreed to" or variations of such words and phrases or statements that certain actions, events or results "would", "occur" or "be achieved". Although Invictus has attempted to identify important factors that could affect Invictus and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended, including, without limitation, the risks and uncertainties related to the Offering not being completed in the event that the conditions precedent thereto are not satisfied. In making the forward-looking statements in this news release, Invictus has applied several material assumptions, including the assumptions that (1) the conditions precedent to completion of the Offering will be fulfilled so as to permit the Offering to be completed on or about June 1, 2017; (2) all necessary approvals will be obtained in a timely manner and on acceptable terms; and (3) general business and economic conditions will not change in a materially adverse manner. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Invictus does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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